United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL INFORMATION RELEASE

Pursuant to the provisions of Article 157, paragraph 4, of Law nº 6,404/76 and CVM Instruction nº 358/2002, and further to the information disclosed in the Material Information Releases of September 25, 2008 and October 2, 2008, ARACRUZ CELULOSE S.A. ("ARACRUZ" or the “Company") announces the following:

1.	On this date, the Company has reached an agreement with several banks (collectively "the Banks"), counterparties in various derivative transactions entered into with the Company. By means of the agreement reached today, ARACRUZ and the Banks will negotiate in good faith by November 30, 2008, the terms and conditions for the restructuring of the amounts due as a result of these derivative transactions.

2.	In order to facilitate such restructuring, in addition on this date, the derivative transactions that had been entered into with the Banks were terminated, thereby eliminating 97% of the Company’s derivative exposure. As a result, the Company has recorded a related total loss of approximately US$2.13 billion ("fair value").

Aracruz, November 3, 2008. Valdir Roque Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer